ANGLO AMERICAN

02028079

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Secretary's Office

A J Guthrie
Companies Secretary

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8752
e-mail tguthrie@angloamerican.co.uk

7 March, 2002

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public Press Releases relating to:

- De Beers Société Anonyme - announcement of their results.
- Anglo American plc to invest US$252 million in Russian paper mill.

Yours faithfully
For and on behalf of
Anglo American plc

pp

A J Guthrie
<u>Company Secretary</u>

Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

News Release

6 March 2002

**Anglo American plc ("Anglo American")
to invest US$252 million in Russian paper mill**

Anglo American's subsidiary, Mondi Europe, has agreed to acquire an additional 68.5% of the voting stock in the Russian Syktyvkar Forest Enterprise business ("Syktyvkar"). The Mondi Europe group already has a 19.4% interest in Syktyvkar, which was acquired in 1997. The acquisition remains subject to clearance by the Russian anti-monopoly authorities.

Mondi Europe will acquire the 68.5% interest for a cash consideration of US$252 million. The assets include Syktyvkar, the logging and transportation, construction and engineering companies of the Group and the entire sales organisation.

The controlling interest of approximately 87.9% will form part of Mondi Europe's wholly owned subsidiary, Neusiedler. Neusiedler is a leading producer of uncoated woodfree office communication paper, with existing production of approximately 1 million tonnes. The deal will strengthen Neusiedler's leading position as a European manufacturer of copy and office paper with mills in Austria, Hungary, Slovakia and Israel.

Syktyvkar is located near the capital of the Northern Russian Republic of Komi. The mill, which has 4 paper machines and is fully integrated with its own pulp production, has production capacity of approximately 700,000 tonnes annually, comprising approximately 400,000 tonnes of uncoated woodfree paper, 150,000 tonnes of corrugated paper and 150,000 tonnes of newsprint. Syktyvkar is one of the most important employers in the republic of Komi.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

6 March 2002

**Anglo American plc ("Anglo American")
to invest US$252 million in Russian paper mill**

Anglo American's subsidiary, Mondi Europe, has agreed to acquire an additional 68.5% of the voting stock in the Russian Syktyvkar Forest Enterprise business ("Syktyvkar"). The Mondi Europe group already has a 19.4% interest in Syktyvkar, which was acquired in 1997. The acquisition remains subject to clearance by the Russian anti-monopoly authorities.

Mondi Europe will acquire the 68.5% interest for a cash consideration of US$252 million. The assets include Syktyvkar, the logging and transportation, construction and engineering companies of the Group and the entire sales organisation.

The controlling interest of approximately 87.9% will form part of Mondi Europe's wholly owned subsidiary, Neusiedler. Neusiedler is a leading producer of uncoated woodfree office communication paper, with existing production of approximately 1 million tonnes. The deal will strengthen Neusiedler's leading position as a European manufacturer of copy and office paper with mills in Austria, Hungary, Slovakia and Israel.

Syktyvkar is located near the capital of the Northern Russian Republic of Komi. The mill, which has 4 paper machines and is fully integrated with its own pulp production, has production capacity of approximately 700,000 tonnes annually, comprising approximately 400,000 tonnes of uncoated woodfree paper, 150,000 tonnes of corrugated paper and 150,000 tonnes of newsprint. Syktyvkar is one of the most important employers in the republic of Komi.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

6 March 2002

Anglo American plc ("Anglo American")
to invest US$252 million in Russian paper mill

Anglo American's subsidiary, Mondi Europe, has agreed to acquire an additional 68.5% of the voting stock in the Russian Syktyvkar Forest Enterprise business ("Syktyvkar"). The Mondi Europe group already has a 19.4% interest in Syktyvkar, which was acquired in 1997. The acquisition remains subject to clearance by the Russian anti-monopoly authorities.

Mondi Europe will acquire the 68.5% interest for a cash consideration of US$252 million. The assets include Syktyvkar, the logging and transportation, construction and engineering companies of the Group and the entire sales organisation.

The controlling interest of approximately 87.9% will form part of Mondi Europe's wholly owned subsidiary, Neusiedler. Neusiedler is a leading producer of uncoated woodfree office communication paper, with existing production of approximately 1 million tonnes. The deal will strengthen Neusiedler's leading position as a European manufacturer of copy and office paper with mills in Austria, Hungary, Slovakia and Israel.

Syktyvkar is located near the capital of the Northern Russian Republic of Komi. The mill, which has 4 paper machines and is fully integrated with its own pulp production, has production capacity of approximately 700,000 tonnes annually, comprising approximately 400,000 tonnes of uncoated woodfree paper, 150,000 tonnes of corrugated paper and 150,000 tonnes of newsprint. Syktyvkar is one of the most important employers in the republic of Komi.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

6 March 2002

**Anglo American plc ("Anglo American")
to invest US$252 million in Russian paper mill**

Anglo American's subsidiary, Mondi Europe, has agreed to acquire an additional 68.5% of the voting stock in the Russian Syktyvkar Forest Enterprise business ("Syktyvkar"). The Mondi Europe group already has a 19.4% interest in Syktyvkar, which was acquired in 1997. The acquisition remains subject to clearance by the Russian anti-monopoly authorities.

Mondi Europe will acquire the 68.5% interest for a cash consideration of US$252 million. The assets include Syktyvkar, the logging and transportation, construction and engineering companies of the Group and the entire sales organisation.

The controlling interest of approximately 87.9% will form part of Mondi Europe's wholly owned subsidiary, Neusiedler. Neusiedler is a leading producer of uncoated woodfree office communication paper, with existing production of approximately 1 million tonnes. The deal will strengthen Neusiedler's leading position as a European manufacturer of copy and office paper with mills in Austria, Hungary, Slovakia and Israel.

Syktyvkar is located near the capital of the Northern Russian Republic of Komi. The mill, which has 4 paper machines and is fully integrated with its own pulp production, has production capacity of approximately 700,000 tonnes annually, comprising approximately 400,000 tonnes of uncoated woodfree paper, 150,000 tonnes of corrugated paper and 150,000 tonnes of newsprint. Syktyvkar is one of the most important employers in the republic of Komi.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

6 March 2002

Anglo American plc ("Anglo American") to invest US$252 million in Russian paper mill

Anglo American's subsidiary, Mondi Europe, has agreed to acquire an additional 68.5% of the voting stock in the Russian Syktyvkar Forest Enterprise business ("Syktyvkar"). The Mondi Europe group already has a 19.4% interest in Syktyvkar, which was acquired in 1997. The acquisition remains subject to clearance by the Russian anti-monopoly authorities.

Mondi Europe will acquire the 68.5% interest for a cash consideration of US$252 million. The assets include Syktyvkar, the logging and transportation, construction and engineering companies of the Group and the entire sales organisation.

The controlling interest of approximately 87.9% will form part of Mondi Europe's wholly owned subsidiary, Neusiedler. Neusiedler is a leading producer of uncoated woodfree office communication paper, with existing production of approximately 1 million tonnes. The deal will strengthen Neusiedler's leading position as a European manufacturer of copy and office paper with mills in Austria, Hungary, Slovakia and Israel.

Syktyvkar is located near the capital of the Northern Russian Republic of Komi. The mill, which has 4 paper machines and is fully integrated with its own pulp production, has production capacity of approximately 700,000 tonnes annually, comprising approximately 400,000 tonnes of uncoated woodfree paper, 150,000 tonnes of corrugated paper and 150,000 tonnes of newsprint. Syktyvkar is one of the most important employers in the republic of Komi.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

15 February, 2002

Anglo American plc ("Anglo American") notification: De Beers Société Anonyme ("DBsa") announcement

Anglo American wishes to draw attention to DBsa's announcement of their results for the 12 months to 31 December 2001, attached hereto.

Accounting note:
DBsa reported today pro forma headline earnings for the 12 months to 31 December 2001 of US$837 million. These headline earnings include De Beers' diamond earnings for the 12 months to 31 December 2001 and De Beers' share of Anglo American's headline earnings for the six months to 31 December 2000.

The implications for Anglo American's results for the 12 months to 31 December 2001 to be announced on 13 March 2002 are as follows:

- Headline diamond earnings:
  Anglo American's headline diamond earnings can be arrived at after eliminating De Beers' share of Anglo American's earnings for the six months to 31 December 2000, being US$342 million, from the US$837 million reported. Net of other minor adjustments, the headline diamond earnings will amount to some US$234 million for the year.

- In addition, as reported in Anglo American's interim results to 30 June 2001, Anglo American will include in headline earnings for the year to 31 December 2001 an amount of $65 million, being its interest in De Beers' share of Anglo American's headline earnings for the five months to 31 May 2001, the effective date of the elimination of the cross-holding between the two companies.

The above figures as they relate to Anglo American are unaudited.

For further information, contact:

Anglo American - London:

Nick von Schirnding
Tel: +44 20 7698 8540

De Beers

A DIAMOND IS FOREVER

DE BEERS Société Anonyme

(formerly DB Investments)
(Incorporated under the laws of Luxembourg)

(DB Investments acquired 100% ownership of De Beers Consolidated Mines Limited and De Beers Centenary AG on 8 June 2001)

No disclosure or comment before 09.30GMT
Friday 15 February 2002

PRO FORMA AUDITED RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2001

An internal restructuring of shareholders' interests has taken place since the year end. DB Investments, the holding company of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG), has changed its name to De Beers Société Anonyme (DBsa) and a new company called DB Investments has been created by the shareholders (Anglo American plc, Central Holdings Limited and Debswana Diamond Company) to hold their interest in DBsa. The restructuring will have no effect on the operations or the cash flows of the De Beers Group.

2001 was a difficult year for the operations of De Beers and for the diamond industry in general. The year began against the background of a weakening global economy and an excess inventory of polished diamonds held mainly by the US trade. The economic uncertainty was aggravated by the terrorist attack on the US on 11th September. However, Christmas season retail sales of diamond jewellery were above expectations; in the crucial American market they appear to have been slightly better than Christmas 2000. Consequently, the reduction in global retail sales in 2001 was less than had been feared. On preliminary estimates it was some 5% down.

De-stocking by the retail trade and lower demand for diamond jewellery had a negative impact on the rough diamond market in the form of downward pressure on prices, shortage of liquidity and reduced profitability. In light of these factors, sales of rough diamonds by the DTC, the marketing arm of De Beers, were 21.5% lower than 2000 at $4,454 million.

The rough market has started the year in a more optimistic mood. Stocks of rough diamonds in the cutting centres are low. Although there is still an overhang of polished in the pipeline this is less than at the same time in 2001. DTC's sales prospects for 2002 will depend on the timing and extent of any recovery in the world economy and the level of polished stocks that the trade pipeline will be confident to carry.

During the past year, De Beers and LVMH received clearance from the European Commission to proceed with their joint venture to launch the De Beers brand at retail level. De Beers also made good progress with the European Commission on its Supplier of Choice strategy.

In December, De Beers and the Russian diamond producer, Alrosa, signed a new five year $4 billion trade agreement providing for annual sales to De Beers of $800 million. Under European Competition rules, the agreement is being notified to the European Commission for clearance.

Pro forma results for the year 2001 follow. However, because of the acquisition of DBCM and DBCAG by DBsa in June 2001, the results are not comparable with those of the previous year.

DE BEERS Société Anonyme

(formerly DB Investments)

Pro forma Consolidated Income Statement
for the year ended 31 December 2001

(Abridged and audited)

	US Dollar millions	
	Pro forma 12 months to 31 December 2001	12 months to 31 December 2000
Diamond sales		
-DTC	**4 454**	5 670
-Other	**413**	420
Trade investment and other income	**639**	681
	5 506	6 771
Deduct:		
Cost of sales	**3 839**	4 764
Depreciation and amortisation (Note 1)	**198**	115
Sorting and marketing	**453**	406
Exploration and research	**130**	164
Net diamond account	**886**	1 322
Add:		
Investment income (Note 2)	**164**	263
Net interest (paid) received	**(65)**	69
Surplus on realisation of fixed assets and investments	**94**	66
	1 079	1 720
Deduct:		
Corporate expenses (Note 3)	**149**	41
Net income before taxation	**930**	1 679
Taxation	**280**	370
Net income after taxation	**650**	1 309
Attributable to outside shareholders in subsidiaries	**8**	20
Own earnings	**642**	1 289
Share of income of associated companies and joint ventures (Note 2)	**134**	617
Total net earnings	**776**	1 906
Headline earnings	**837**	1 707
Cash available from operating activities	**638**	2 237

De Beers Société Anonyme (DBsa) (formerly DB Investments) acquired 100% ownership of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG) on 8 June 2001. The results for DBsa shown above have been prepared on a pro forma basis to include the results of DBCM and DBCAG for the full twelve months ended 31 December 2001. The figures for 2000 reflect the previously published combined results of both DBCM and DBCAG.

Consolidated Balance Sheet
31 December 2001

(Abridged and audited)

US Dollar millions
31 December 2001

Shareholders' interests	3 578
Outside shareholders' interests	83
	3 661
Provisions for liabilities and charges	224
Net interest bearing debt (Note 4)	3 152
	7 037
Fixed assets (Note 1)	4 340
Investments and loans	42
Diamond stocks and other net assets	2 655
	7 037

Notes and Comments

1. The goodwill arising on the acquisition of DBCM and DBCAG by DBsa of $2.8 billion is being amortised over 20 years. An amount of $83 million has been expensed in the current period.

2. The reduction in investment income and share of income of associated companies is mainly attributable to the distribution during the year of the group's investment in Anglo American plc.

3. Corporate expenses include the cost in respect of the early redemption of DBCAG's Sterling Bonds and non recurring fees relating to the acquisition of DBCM and DBCAG by DBsa.

4. Cash has been offset against interest bearing debt.

5. The $3,550 million Senior Debt facility has been drawn against in full. The $1 billion revolving facility was not *utilised during the period under review.*

Contacts:

De Beers London:

Lynette Hori +44 20 7430 3509/+44 7740 393260
Kate Evan-Jones +44 20 7430 3531/+44 7720 350234

De Beers South Africa

Tracey Peterson +27 11 374 7388/+27 83 408 7173
Pride Mogorosi +27 11 374 7155

Visit the official De Beers Group website for more information on the company and where you can view and download a selection of images – www.debeersgroup.com*. As an additional resource for images, please visit* www.newscast-online.com.

ANGLO AMERICAN

News Release

15 February, 2002

Anglo American plc ("Anglo American") notification:
De Beers Société Anonyme ("DBsa") announcement

Anglo American wishes to draw attention to DBsa's announcement of their results for the 12 months to 31 December 2001, attached hereto.

Accounting note:
DBsa reported today pro forma headline earnings for the 12 months to 31 December 2001 of US$837 million. These headline earnings include De Beers' diamond earnings for the 12 months to 31 December 2001 and De Beers' share of Anglo American's headline earnings for the six months to 31 December 2000.

The implications for Anglo American's results for the 12 months to 31 December 2001 to be announced on 13 March 2002 are as follows:

- Headline diamond earnings:
  Anglo American's headline diamond earnings can be arrived at after eliminating De Beers' share of Anglo American's earnings for the six months to 31 December 2000, being US$342 million, from the US$837 million reported. Net of other minor adjustments, the headline diamond earnings will amount to some US$234 million for the year.

- In addition, as reported in Anglo American's interim results to 30 June 2001, Anglo American will include in headline earnings for the year to 31 December 2001 an amount of $65 million, being its interest in De Beers' share of Anglo American's headline earnings for the five months to 31 May 2001, the effective date of the elimination of the cross-holding between the two companies.

The above figures as they relate to Anglo American are unaudited.

For further information, contact:

Anglo American - London:

Nick von Schirnding
Tel: +44 20 7698 8540

DE BEERS

A DIAMOND IS FOREVER

DE BEERS Société Anonyme

(formerly DB Investments)
(Incorporated under the laws of Luxembourg)

(DB Investments acquired 100% ownership of De Beers Consolidated Mines Limited and De Beers Centenary AG on 8 June 2001)

No disclosure or comment before 09.30GMT
Friday 15 February 2002

PRO FORMA AUDITED RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2001

An internal restructuring of shareholders' interests has taken place since the year end. DB Investments, the holding company of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG), has changed its name to De Beers Société Anonyme (DBsa) and a new company called DB Investments has been created by the shareholders (Anglo American plc, Central Holdings Limited and Debswana Diamond Company) to hold their interest in DBsa. The restructuring will have no effect on the operations or the cash flows of the De Beers Group.

2001 was a difficult year for the operations of De Beers and for the diamond industry in general. The year began against the background of a weakening global economy and an excess inventory of polished diamonds held mainly by the US trade. The economic uncertainty was aggravated by the terrorist attack on the US on 11th September. However, Christmas season retail sales of diamond jewellery were above expectations; in the crucial American market they appear to have been slightly better than Christmas 2000. Consequently, the reduction in global retail sales in 2001 was less than had been feared. On preliminary estimates it was some 5% down.

De-stocking by the retail trade and lower demand for diamond jewellery had a negative impact on the rough diamond market in the form of downward pressure on prices, shortage of liquidity and reduced profitability. In light of these factors, sales of rough diamonds by the DTC, the marketing arm of De Beers, were 21.5% lower than 2000 at $4,454 million.

The rough market has started the year in a more optimistic mood. Stocks of rough diamonds in the cutting centres are low. Although there is still an overhang of polished in the pipeline this is less than at the same time in 2001. DTC's sales prospects for 2002 will depend on the timing and extent of any recovery in the world economy and the level of polished stocks that the trade pipeline will be confident to carry.

During the past year, De Beers and LVMH received clearance from the European Commission to proceed with their joint venture to launch the De Beers brand at retail level. De Beers also made good progress with the European Commission on its Supplier of Choice strategy.

In December, De Beers and the Russian diamond producer, Alrosa, signed a new five year $4 billion trade agreement providing for annual sales to De Beers of $800 million. Under European Competition rules, the agreement is being notified to the European Commission for clearance.

Pro forma results for the year 2001 follow. However, because of the acquisition of DBCM and DBCAG by DBsa in June 2001, the results are not comparable with those of the previous year.

DE BEERS Société Anonyme
(formerly DB Investments)

Pro forma Consolidated Income Statement
for the year ended 31 December 2001

(Abridged and audited)

	US Dollar millions	
	Pro forma 12 months to 31 December 2001	12 months to 31 December 2000
Diamond sales		
-DTC	**4 454**	5 670
-Other	**413**	420
Trade investment and other income	**639**	681
	5 506	6 771
Deduct:		
Cost of sales	**3 839**	4 764
Depreciation and amortisation (Note 1)	**198**	115
Sorting and marketing	**453**	406
Exploration and research	**130**	164
Net diamond account	**886**	1 322
Add:		
Investment income (Note 2)	**164**	263
Net interest (paid) received	**(65)**	69
Surplus on realisation of fixed assets and investments	**94**	66
	1 079	1 720
Deduct:		
Corporate expenses (Note 3)	**149**	41
Net income before taxation	**930**	1 679
Taxation	**280**	370
Net income after taxation	**650**	1 309
Attributable to outside shareholders in subsidiaries	**8**	20
Own earnings	**642**	1 289
Share of income of associated companies and joint ventures (Note 2)	**134**	617
Total net earnings	**776**	1 906
Headline earnings	**837**	1 707
Cash available from operating activities	**638**	2 237

De Beers Société Anonyme (DBsa) (formerly DB Investments) acquired 100% ownership of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG) on 8 June 2001. The results for DBsa shown above have been prepared on a pro forma basis to include the results of DBCM and DBCAG for the full twelve months ended 31 December 2001. The figures for 2000 reflect the previously published combined results of both DBCM and DBCAG.

Consolidated Balance Sheet
31 December 2001

(Abridged and audited)

US Dollar millions
31 December 2001

Shareholders' interests	3 578
Outside shareholders' interests	83
	3 661
Provisions for liabilities and charges	224
Net interest bearing debt (Note 4)	3 152
	7 037
Fixed assets (Note 1)	4 340
Investments and loans	42
Diamond stocks and other net assets	2 655
	7 037

Notes and Comments

1. The goodwill arising on the acquisition of DBCM and DBCAG by DBsa of $2.8 billion is being amortised over 20 years. An amount of $83 million has been expensed in the current period.

2. The reduction in investment income and share of income of associated companies is mainly attributable to the distribution during the year of the group's investment in Anglo American plc.

3. Corporate expenses include the cost in respect of the early redemption of DBCAG's Sterling Bonds and non recurring fees relating to the acquisition of DBCM and DBCAG by DBsa.

4. Cash has been offset against interest bearing debt.

5. The $3,550 million Senior Debt facility has been drawn against in full. The $1 billion revolving facility was not utilised during the period under review.

Contacts:

De Beers London:

Lynette Hori +44 20 7430 3509/+44 7740 393260
Kate Evan-Jones +44 20 7430 3531/+44 7720 350234

De Beers South Africa

Tracey Peterson +27 11 374 7388/+27 83 408 7173
Pride Mogorosi +27 11 374 7155

Visit the official De Beers Group website for more information on the company and where you can view and download a selection of images – www.debeersgroup.com. *As an additional resource for images, please visit* www.newscast-online.com.

ANGLO AMERICAN

News Release

15 February, 2002

Anglo American plc ("Anglo American") notification: De Beers Société Anonyme ("DBsa") announcement

Anglo American wishes to draw attention to DBsa's announcement of their results for the 12 months to 31 December 2001, attached hereto.

Accounting note:
DBsa reported today pro forma headline earnings for the 12 months to 31 December 2001 of US$837 million. These headline earnings include De Beers' diamond earnings for the 12 months to 31 December 2001 and De Beers' share of Anglo American's headline earnings for the six months to 31 December 2000.

The implications for Anglo American's results for the 12 months to 31 December 2001 to be announced on 13 March 2002 are as follows:

- Headline diamond earnings:
  Anglo American's headline diamond earnings can be arrived at after eliminating De Beers' share of Anglo American's earnings for the six months to 31 December 2000, being US$342 million, from the US$837 million reported. Net of other minor adjustments, the headline diamond earnings will amount to some US$234 million for the year.

- In addition, as reported in Anglo American's interim results to 30 June 2001, Anglo American will include in headline earnings for the year to 31 December 2001 an amount of $65 million, being its interest in De Beers' share of Anglo American's headline earnings for the five months to 31 May 2001, the effective date of the elimination of the cross-holding between the two companies.

The above figures as they relate to Anglo American are unaudited.

For further information, contact:

Anglo American - London:

Nick von Schirnding
Tel: +44 20 7698 8540

De Beers

A DIAMOND IS FOREVER

DE BEERS Société Anonyme

(formerly DB Investments)
(Incorporated under the laws of Luxembourg)

(DB Investments acquired 100% ownership of De Beers Consolidated Mines Limited and De Beers Centenary AG on 8 June 2001)

No disclosure or comment before 09.30GMT
Friday 15 February 2002

PRO FORMA AUDITED RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2001

An internal restructuring of shareholders' interests has taken place since the year end. DB Investments, the holding company of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG), has changed its name to De Beers Société Anonyme (DBsa) and a new company called DB Investments has been created by the shareholders (Anglo American plc, Central Holdings Limited and Debswana Diamond Company) to hold their interest in DBsa. The restructuring will have no effect on the operations or the cash flows of the De Beers Group.

2001 was a difficult year for the operations of De Beers and for the diamond industry in general. The year began against the background of a weakening global economy and an excess inventory of polished diamonds held mainly by the US trade. The economic uncertainty was aggravated by the terrorist attack on the US on 11th September. However, Christmas season retail sales of diamond jewellery were above expectations; in the crucial American market they appear to have been slightly better than Christmas 2000. Consequently, the reduction in global retail sales in 2001 was less than had been feared. On preliminary estimates it was some 5% down.

De-stocking by the retail trade and lower demand for diamond jewellery had a negative impact on the rough diamond market in the form of downward pressure on prices, shortage of liquidity and reduced profitability. In light of these factors, sales of rough diamonds by the DTC, the marketing arm of De Beers, were 21.5% lower than 2000 at $4,454 million.

The rough market has started the year in a more optimistic mood. Stocks of rough diamonds in the cutting centres are low. Although there is still an overhang of polished in the pipeline this is less than at the same time in 2001. DTC's sales prospects for 2002 will depend on the timing and extent of any recovery in the world economy and the level of polished stocks that the trade pipeline will be confident to carry.

During the past year, De Beers and LVMH received clearance from the European Commission to proceed with their joint venture to launch the De Beers brand at retail level. De Beers also made good progress with the European Commission on its Supplier of Choice strategy.

In December, De Beers and the Russian diamond producer, Alrosa, signed a new five year $4 billion trade agreement providing for annual sales to De Beers of $800 million. Under European Competition rules, the agreement is being notified to the European Commission for clearance.

Pro forma results for the year 2001 follow. However, because of the acquisition of DBCM and DBCAG by DBsa in June 2001, the results are not comparable with those of the previous year.

DE BEERS Société Anonyme

(formerly DB Investments)

Pro forma Consolidated Income Statement
for the year ended 31 December 2001

(Abridged and audited)

	US Dollar millions	
	Pro forma 12 months to 31 December 2001	12 months to 31 December 2000
Diamond sales		
-DTC	**4 454**	5 670
-Other	**413**	420
Trade investment and other income	**639**	681
	5 506	6 771
Deduct:		
Cost of sales	**3 839**	4 764
Depreciation and amortisation (Note 1)	**198**	115
Sorting and marketing	**453**	406
Exploration and research	**130**	164
Net diamond account	**886**	1 322
Add:		
Investment income (Note 2)	**164**	263
Net interest (paid) received	**(65)**	69
Surplus on realisation of fixed assets and investments	**94**	66
	1 079	1 720
Deduct:		
Corporate expenses (Note 3)	**149**	41
Net income before taxation	**930**	1 679
Taxation	**280**	370
Net income after taxation	**650**	1 309
Attributable to outside shareholders in subsidiaries	**8**	20
Own earnings	**642**	1 289
Share of income of associated companies and joint ventures (Note 2)	**134**	617
Total net earnings	**776**	1 906
Headline earnings	**837**	1 707
Cash available from operating activities	**638**	2 237

De Beers Société Anonyme (DBsa) (formerly DB Investments) acquired 100% ownership of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG) on 8 June 2001. The results for DBsa shown above have been prepared on a pro forma basis to include the results of DBCM and DBCAG for the full twelve months ended 31 December 2001. The figures for 2000 reflect the previously published combined results of both DBCM and DBCAG.

Consolidated Balance Sheet
31 December 2001

(Abridged and audited)

US Dollar millions
31 December 2001

Shareholders' interests	3 578
Outside shareholders' interests	83
	3 661
Provisions for liabilities and charges	224
Net interest bearing debt (Note 4)	3 152
	7 037
Fixed assets (Note 1)	4 340
Investments and loans	42
Diamond stocks and other net assets	2 655
	7 037

Notes and Comments

1. The goodwill arising on the acquisition of DBCM and DBCAG by DBsa of $2.8 billion is being amortised over 20 years. An amount of $83 million has been expensed in the current period.

2. The reduction in investment income and share of income of associated companies is mainly attributable to the distribution during the year of the group's investment in Anglo American plc.

3. Corporate expenses include the cost in respect of the early redemption of DBCAG's Sterling Bonds and non recurring fees relating to the acquisition of DBCM and DBCAG by DBsa.

4. Cash has been offset against interest bearing debt.

5. The $3,550 million Senior Debt facility has been drawn against in full. The $1 billion revolving facility was not utilised during the period under review.

Contacts:

De Beers London:

Lynette Hori +44 20 7430 3509/+44 7740 393260
Kate Evan-Jones +44 20 7430 3531/+44 7720 350234

De Beers South Africa

Tracey Peterson +27 11 374 7388/+27 83 408 7173
Pride Mogorosi +27 11 374 7155

Visit the official De Beers Group website for more information on the company and where you can view and download a selection of images – www.debeersgroup.com*. As an additional resource for images, please visit* www.newscast-online.com.

ANGLO AMERICAN

News Release

15 February, 2002

Anglo American plc ("Anglo American") notification: De Beers Société Anonyme ("DBsa") announcement

Anglo American wishes to draw attention to DBsa's announcement of their results for the 12 months to 31 December 2001, attached hereto.

Accounting note:
DBsa reported today pro forma headline earnings for the 12 months to 31 December 2001 of US$837 million. These headline earnings include De Beers' diamond earnings for the 12 months to 31 December 2001 and De Beers' share of Anglo American's headline earnings for the six months to 31 December 2000.

The implications for Anglo American's results for the 12 months to 31 December 2001 to be announced on 13 March 2002 are as follows:

- Headline diamond earnings:
  Anglo American's headline diamond earnings can be arrived at after eliminating De Beers' share of Anglo American's earnings for the six months to 31 December 2000, being US$342 million, from the US$837 million reported. Net of other minor adjustments, the headline diamond earnings will amount to some US$234 million for the year.

- In addition, as reported in Anglo American's interim results to 30 June 2001, Anglo American will include in headline earnings for the year to 31 December 2001 an amount of $65 million, being its interest in De Beers' share of Anglo American's headline earnings for the five months to 31 May 2001, the effective date of the elimination of the cross-holding between the two companies.

The above figures as they relate to Anglo American are unaudited.

For further information, contact:

Anglo American - London:

Nick von Schirnding
Tel: +44 20 7698 8540

DE BEERS

A DIAMOND IS FOREVER

DE BEERS Société Anonyme

(formerly DB Investments)

(Incorporated under the laws of Luxembourg)

(DB Investments acquired 100% ownership of De Beers Consolidated Mines Limited and De Beers Centenary AG on 8 June 2001)

No disclosure or comment before 09.30GMT
Friday 15 February 2002

PRO FORMA AUDITED RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2001

An internal restructuring of shareholders' interests has taken place since the year end. DB Investments, the holding company of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG), has changed its name to De Beers Société Anonyme (DBsa) and a new company called DB Investments has been created by the shareholders (Anglo American plc, Central Holdings Limited and Debswana Diamond Company) to hold their interest in DBsa. The restructuring will have no effect on the operations or the cash flows of the De Beers Group.

2001 was a difficult year for the operations of De Beers and for the diamond industry in general. The year began against the background of a weakening global economy and an excess inventory of polished diamonds held mainly by the US trade. The economic uncertainty was aggravated by the terrorist attack on the US on 11th September. However, Christmas season retail sales of diamond jewellery were above expectations; in the crucial American market they appear to have been slightly better than Christmas 2000. Consequently, the reduction in global retail sales in 2001 was less than had been feared. On preliminary estimates it was some 5% down.

De-stocking by the retail trade and lower demand for diamond jewellery had a negative impact on the rough diamond market in the form of downward pressure on prices, shortage of liquidity and reduced profitability. In light of these factors, sales of rough diamonds by the DTC, the marketing arm of De Beers, were 21.5% lower than 2000 at $4,454 million.

The rough market has started the year in a more optimistic mood. Stocks of rough diamonds in the cutting centres are low. Although there is still an overhang of polished in the pipeline this is less than at the same time in 2001. DTC's sales prospects for 2002 will depend on the timing and extent of any recovery in the world economy and the level of polished stocks that the trade pipeline will be confident to carry.

During the past year, De Beers and LVMH received clearance from the European Commission to proceed with their joint venture to launch the De Beers brand at retail level. De Beers also made good progress with the European Commission on its Supplier of Choice strategy.

In December, De Beers and the Russian diamond producer, Alrosa, signed a new five year $4 billion trade agreement providing for annual sales to De Beers of $800 million. Under European Competition rules, the agreement is being notified to the European Commission for clearance.

Pro forma results for the year 2001 follow. However, because of the acquisition of DBCM and DBCAG by DBsa in June 2001, the results are not comparable with those of the previous year.

DE BEERS Société Anonyme

(formerly DB Investments)

Pro forma Consolidated Income Statement
for the year ended 31 December 2001

(Abridged and audited)

	US Dollar millions	
	Pro forma 12 months to 31 December 2001	12 months to 31 December 2000
Diamond sales		
-DTC	**4 454**	5 670
-Other	**413**	420
Trade investment and other income	**639**	681
	5 506	6 771
Deduct:		
Cost of sales	**3 839**	4 764
Depreciation and amortisation (Note 1)	**198**	115
Sorting and marketing	**453**	406
Exploration and research	**130**	164
Net diamond account	**886**	1 322
Add:		
Investment income (Note 2)	**164**	263
Net interest (paid) received	**(65)**	69
Surplus on realisation of fixed assets and investments	**94**	66
	1 079	1 720
Deduct:		
Corporate expenses (Note 3)	**149**	41
Net income before taxation	**930**	1 679
Taxation	**280**	370
Net income after taxation	**650**	1 309
Attributable to outside shareholders in subsidiaries	**8**	20
Own earnings	**642**	1 289
Share of income of associated companies and joint ventures (Note 2)	**134**	617
Total net earnings	**776**	1 906
Headline earnings	**837**	1 707
Cash available from operating activities	**638**	2 237

De Beers Société Anonyme (DBsa) (formerly DB Investments) acquired 100% ownership of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG) on 8 June 2001. The results for DBsa shown above have been prepared on a pro forma basis to include the results of DBCM and DBCAG for the full twelve months ended 31 December 2001. The figures for 2000 reflect the previously published combined results of both DBCM and DBCAG.

Consolidated Balance Sheet
31 December 2001

(Abridged and audited)

US Dollar millions
31 December 2001

Shareholders' interests	3 578
Outside shareholders' interests	83
	3 661
Provisions for liabilities and charges	224
Net interest bearing debt (Note 4)	3 152
	7 037
Fixed assets (Note 1)	4 340
Investments and loans	42
Diamond stocks and other net assets	2 655
	7 037

Notes and Comments

1. The goodwill arising on the acquisition of DBCM and DBCAG by DBsa of $2.8 billion is being amortised over 20 years. An amount of $83 million has been expensed in the current period.

2. The reduction in investment income and share of income of associated companies is mainly attributable to the distribution during the year of the group's investment in Anglo American plc.

3. Corporate expenses include the cost in respect of the early redemption of DBCAG's Sterling Bonds and non recurring fees relating to the acquisition of DBCM and DBCAG by DBsa.

4. Cash has been offset against interest bearing debt.

5. The $3,550 million Senior Debt facility has been drawn against in full. The $1 billion revolving facility was not utilised during the period under review.

Contacts:

De Beers London:

Lynette Hori +44 20 7430 3509/+44 7740 393260
Kate Evan-Jones +44 20 7430 3531/+44 7720 350234

De Beers South Africa

Tracey Peterson +27 11 374 7388/+27 83 408 7173
Pride Mogorosi +27 11 374 7155

Visit the official De Beers Group website for more information on the company and where you can view and download a selection of images – www.debeersgroup.com. *As an additional resource for images, please visit* www.newscast-online.com.

ANGLO AMERICAN

News Release

15 February, 2002

Anglo American plc ("Anglo American") notification: De Beers Société Anonyme ("DBsa") announcement

Anglo American wishes to draw attention to DBsa's announcement of their results for the 12 months to 31 December 2001, attached hereto.

Accounting note:
DBsa reported today pro forma headline earnings for the 12 months to 31 December 2001 of US$837 million. These headline earnings include De Beers' diamond earnings for the 12 months to 31 December 2001 and De Beers' share of Anglo American's headline earnings for the six months to 31 December 2000.

The implications for Anglo American's results for the 12 months to 31 December 2001 to be announced on 13 March 2002 are as follows:

- Headline diamond earnings:
  Anglo American's headline diamond earnings can be arrived at after eliminating De Beers' share of Anglo American's earnings for the six months to 31 December 2000, being US$342 million, from the US$837 million reported. Net of other minor adjustments, the headline diamond earnings will amount to some US$234 million for the year.

- In addition, as reported in Anglo American's interim results to 30 June 2001, Anglo American will include in headline earnings for the year to 31 December 2001 an amount of $65 million, being its interest in De Beers' share of Anglo American's headline earnings for the five months to 31 May 2001, the effective date of the elimination of the cross-holding between the two companies.

The above figures as they relate to Anglo American are unaudited.

For further information, contact:

Anglo American - London:

Nick von Schirnding
Tel: +44 20 7698 8540

DE BEERS

A DIAMOND IS FOREVER

DE BEERS Société Anonyme

(formerly DB Investments)
(Incorporated under the laws of Luxembourg)

(DB Investments acquired 100% ownership of De Beers Consolidated Mines Limited and De Beers Centenary AG on 8 June 2001)

No disclosure or comment before 09.30GMT
Friday 15 February 2002

PRO FORMA AUDITED RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2001

An internal restructuring of shareholders' interests has taken place since the year end. DB Investments, the holding company of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG), has changed its name to De Beers Société Anonyme (DBsa) and a new company called DB Investments has been created by the shareholders (Anglo American plc, Central Holdings Limited and Debswana Diamond Company) to hold their interest in DBsa. The restructuring will have no effect on the operations or the cash flows of the De Beers Group.

2001 was a difficult year for the operations of De Beers and for the diamond industry in general. The year began against the background of a weakening global economy and an excess inventory of polished diamonds held mainly by the US trade. The economic uncertainty was aggravated by the terrorist attack on the US on 11th September. However, Christmas season retail sales of diamond jewellery were above expectations; in the crucial American market they appear to have been slightly better than Christmas 2000. Consequently, the reduction in global retail sales in 2001 was less than had been feared. On preliminary estimates it was some 5% down.

De-stocking by the retail trade and lower demand for diamond jewellery had a negative impact on the rough diamond market in the form of downward pressure on prices, shortage of liquidity and reduced profitability. In light of these factors, sales of rough diamonds by the DTC, the marketing arm of De Beers, were 21.5% lower than 2000 at $4,454 million.

The rough market has started the year in a more optimistic mood. Stocks of rough diamonds in the cutting centres are low. Although there is still an overhang of polished in the pipeline this is less than at the same time in 2001. DTC's sales prospects for 2002 will depend on the timing and extent of any recovery in the world economy and the level of polished stocks that the trade pipeline will be confident to carry.

During the past year, De Beers and LVMH received clearance from the European Commission to proceed with their joint venture to launch the De Beers brand at retail level. De Beers also made good progress with the European Commission on its Supplier of Choice strategy.

In December, De Beers and the Russian diamond producer, Alrosa, signed a new five year $4 billion trade agreement providing for annual sales to De Beers of $800 million. Under European Competition rules, the agreement is being notified to the European Commission for clearance.

Pro forma results for the year 2001 follow. However, because of the acquisition of DBCM and DBCAG by DBsa in June 2001, the results are not comparable with those of the previous year.

DE BEERS Société Anonyme
(formerly DB Investments)

Pro forma Consolidated Income Statement
for the year ended 31 December 2001

(Abridged and audited)

	US Dollar millions	
	Pro forma 12 months to 31 December 2001	12 months to 31 December 2000
Diamond sales		
-DTC	**4 454**	5 670
-Other	**413**	420
Trade investment and other income	**639**	681
	5 506	6 771
Deduct:		
Cost of sales	**3 839**	4 764
Depreciation and amortisation (Note 1)	**198**	115
Sorting and marketing	**453**	406
Exploration and research	**130**	164
Net diamond account	**886**	1 322
Add:		
Investment income (Note 2)	**164**	263
Net interest (paid) received	**(65)**	69
Surplus on realisation of fixed assets and investments	**94**	66
	1 079	1 720
Deduct:		
Corporate expenses (Note 3)	**149**	41
Net income before taxation	**930**	1 679
Taxation	**280**	370
Net income after taxation	**650**	1 309
Attributable to outside shareholders in subsidiaries	**8**	20
Own earnings	**642**	1 289
Share of income of associated companies and joint ventures (Note 2)	**134**	617
Total net earnings	**776**	1 906
Headline earnings	**837**	1 707
Cash available from operating activities	**638**	2 237

De Beers Société Anonyme (DBsa) (formerly DB Investments) acquired 100% ownership of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG) on 8 June 2001. The results for DBsa shown above have been prepared on a pro forma basis to include the results of DBCM and DBCAG for the full twelve months ended 31 December 2001. The figures for 2000 reflect the previously published combined results of both DBCM and DBCAG.

Consolidated Balance Sheet
31 December 2001

(Abridged and audited)

US Dollar millions
31 December 2001

Shareholders' interests	3 578
Outside shareholders' interests	83
	3 661
Provisions for liabilities and charges	224
Net interest bearing debt (Note 4)	3 152
	7 037
Fixed assets (Note 1)	4 340
Investments and loans	42
Diamond stocks and other net assets	2 655
	7 037

Notes and Comments

1. The goodwill arising on the acquisition of DBCM and DBCAG by DBsa of $2.8 billion is being amortised over 20 years. An amount of $83 million has been expensed in the current period.

2. The reduction in investment income and share of income of associated companies is mainly attributable to the distribution during the year of the group's investment in Anglo American plc.

3. Corporate expenses include the cost in respect of the early redemption of DBCAG's Sterling Bonds and non recurring fees relating to the acquisition of DBCM and DBCAG by DBsa.

4. Cash has been offset against interest bearing debt.

5. The $3,550 million Senior Debt facility has been drawn against in full. The $1 billion revolving facility was not utilised during the period under review.

Contacts:

De Beers London:

Lynette Hori +44 20 7430 3509/+44 7740 393260
Kate Evan-Jones +44 20 7430 3531/+44 7720 350234

De Beers South Africa

Tracey Peterson +27 11 374 7388/+27 83 408 7173
Pride Mogorosi +27 11 374 7155

Visit the official De Beers Group website for more information on the company and where you can view and download a selection of images – www.debeersgroup.com. *As an additional resource for images, please visit* www.newscast-online.com.